As filed with the Securities and Exchange Commission on August 7, 2006

                                                                                                       Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MOTIENT CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4812	93-0976127
(State of Incorporation)	(Primary S.I.C. Code Number)	(I.R.S. Employer
		Identification No.)

300 Knightsbridge Pkwy.

Lincolnshire, IL 60069

(847) 478-4200

(Address, Including Zip Code, and Telephone Number, Including Area Code,

of Registrant’s Principal Executive Offices)

Robert L. Macklin

General Counsel and Secretary

300 Knightsbridge Pkwy.

Lincolnshire, Il 60069

(847) 478-4200

(Name, Address, Including Zip Code, And Telephone Number,

Including Area Code, Of Agent For Service)

Copy to:

W. Mark Young

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

Facsimile: (713) 220-4285

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

continued on following page

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	4,119,386 shares	$12.45	$ 51,286,356	$5,488

(1)

The shares registered hereby are shares which the selling stockholders will receive upon the closing of the exchange of their TerreStar Networks Inc. and TerreStar Networks Bermuda Ltd. common stock for shares of Motient Corporation common stock. All selling stockholders and Motient Corporation are contractually committed to complete such exchange.

(2)	Calculated in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the bid and asked price per share of our common stock on August 2, 2006, as reported in the Pink Sheets.

PROSPECTUS

MOTIENT CORPORATION

4,119,386 Shares of Common Stock

This prospectus relates solely to the offer and sale by the selling stockholders identified in this prospectus or a subsequently filed prospectus supplement of up to 4,119,386 shares of our common stock. The selling stockholders are offering all of the shares to be sold in the offering, but they are not required to sell any of these shares. The selling stockholders may sell the offered shares in public or private transactions, at prevailing market prices or at privately negotiated prices in transactions that may or may not involve the Pink Sheets or any exchange on which our shares are listed from time to time. In connection with these sales, the selling stockholders may use underwriters, broker-dealers, or agents, who may receive compensation or commissions for the sales. We will incur expenses in connection with the registration of the common stock, but we will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

Motient has entered into binding agreements with the selling stockholders to exchange the shares of TerreStar Networks Inc. and TerreStar Networks Bermuda Ltd. that they own for shares of Motient Corporation common stock. These agreements are not subject to any closing conditions that are in the control of the selling stockholders. These exchanges have not yet occurred and Motient has therefore not yet issued the shares of common stock to the selling stockholders that it will ultimately be required to issue. These transactions are described further in “Summary - MSV and TerreStar Ownership Changes.”

Our common stock is not currently listed on any national securities exchange or on the NASDAQ Stock Market. Our common stock is currently quoted on the Pink Sheets under the symbol “MNCP”. On August 1, 2006 the last reported bid price for our common stock was $12.50.

The purchase of our common stock involves a high degree of risk. See “Risk Factors” beginning on Page 6 for a discussion of factors that you should carefully consider before purchasing the shares offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 7, 2006.

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements	1
Prospectus Summary	2
The Offering	4
Risk Factors	6
Use of Proceeds	20
Determination of Market Price	20
Selling Stockholders	21
Plan of Distribution	24
Legal Matters	25
Experts	25
Incorporation of Information Filed with the SEC	26
Where You Can Find More Information	26

If it is against the law in any state to make an offer to sell these shares, or to solicit an offer from someone to buy these shares, then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

You should rely only on the information provided or incorporated by reference in this prospectus or any supplement. Neither we nor any of the selling stockholders have authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or any supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding our expected financial position and operating results, our business strategy, and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” or “intend.” These forward-looking statements reflect our plans, expectations and beliefs and, accordingly, are subject to certain risks and uncertainties. We cannot guarantee that any of such forward-looking statements will be realized.

Statements regarding factors that may cause actual results to differ materially from those contemplated by such forward-looking statements, or cautionary statements, include, among others, those under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Overview,” and elsewhere in this prospectus, including in conjunction with the forward-looking statements included in this prospectus. All of our subsequent written and oral forward-looking statements (or statements that may be attributed to us) are expressly qualified by the cautionary statements. You should carefully review the risk factors described in our other filings with the Securities and Exchange Commission from time to time, including our reports on Forms 10-Q and 10-K which will be filed in the future, as well as our other reports and filings with the Securities and Exchange Commission, or SEC.

Our forward-looking statements are based on information available to us today, and we will not update these statements. Our actual results may differ significantly from the results discussed.

PROSPECTUS SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus. It may not contain all of the information that is important to you. You should carefully read the entire prospectus and the documents incorporated by reference in this prospectus before deciding whether to invest in our common stock.

Company Overview

We are currently developing a satellite and terrestrial communications service through our majority-owned subsidiary TerreStar Networks, Inc, or TerreStar. In addition, we currently own a 43% interest in Mobile Satellite Ventures LP, or MSV, which is developing a similar service. TerreStar and MSV both plan to pursue ancillary terrestrial component, or ATC, based satellite communications networks, which we expect will allow them to integrate terrestrial wireless services with mobile satellite services, or MSS, in a virtually seamless wireless communications network. We have recently entered into agreements to consolidate the ownership of TerreStar under our company and to consolidate the ownership of MSV under SkyTerra Communications, Inc., or SkyTerra.

TerreStar

TerreStar is a development stage company in the process of building its first satellite. Through TerreStar, we plan to develop an integrated satellite and terrestrial communications network to provide continuous nationwide wireless services, including IP-based voice and high-speed data services, throughout the United States and Canada. TerreStar has contractual rights to receive, from one of its stockholders, 20 MHz of unshared spectrum throughout the United States in the 2 GHz MSS band, in two separate 10 MHz blocks of contiguous spectrum. This spectrum is eligible for ancillary terrestrial component, or ATC, authorization, under which we can integrate terrestrial wireless services with mobile satellite services, or MSS. ATC rules and policies permit the re-use of assigned satellite frequencies terrestrially in order to extend MSS availability, for example, to many indoor and urban areas where satellite signals cannot be received reliably. We expect that ATC will, for instance, allow a user to utilize a mobile phone that would communicate with a traditional land-based wireless network when in range of that network, but communicate with a satellite when not in range of such a land-based network.

MSV

MSV currently provides mobile satellite-based communications services with two satellites that allow customers access to satellite-based wireless data, voice, fax and dispatch radio services almost anywhere in North and Central America and in various coastal waters. Like TerreStar, MSV is also developing an ATC-based next-generation integrated wireless network. Upon the initial closing of the ownership consolidation transactions we recently entered into with SkyTerra, which are described in more detail below, our direct ownership interest in MSV will be reduced to 17.1% in exchange for shares of SkyTerra, and we expect that we will exercise our rights to exchange the remainder of our direct interest in MSV for additional shares of SkyTerra in the future. We expect to eventually distribute to our stockholders or sell most if not all of our interests in SkyTerra that we will receive in exchange for our MSV interests, so that in the future our business will be comprised primarily of the business conducted by TerreStar.

MSV and TerreStar Ownership Changes

TerreStar and MSV Ownership Consolidation Transactions. In May 2006, we entered into a series of agreements to consolidate the ownership of TerreStar under Motient and the ownership of MSV under SkyTerra, one of the other current investors in MSV and TerreStar. Upon the closing of the transactions under these agreements, which is expected to occur in the third quarter of 2006, Motient will receive shares of SkyTerra and issue shares of its common stock in exchange for shares of TerreStar.

Assuming that all of the other stockholders of TerreStar other than SkyTerra and TMI Communications Delaware, or TMI Communications, exercise their contractual “tag-along” rights to exchange their shares of TerreStar common stock with us on the same financial terms, our ownership of

TerreStar will increase from 54.3% to 74.2% (each on a fully diluted basis) in exchange for the issuance of 13.1 million shares of Motient common stock. Some of these tag along rights may be exercised after the initial closing of the ownership consolidation transactions. We cannot assure you that all of the parties who have these tag-along rights will exercise them.

Also upon closing of the transactions under these agreements, Motient will initially transfer a 26.3% interest in MSV to SkyTerra in exchange for 29.1 million shares of SkyTerra common stock, 25.5 million of which we intend to distribute to our common stockholders as a dividend following the closing. We will also have the right for a five year period after the closing to transfer our remaining 17.1% interest in MSV to SkyTerra in exchange for an additional 18.9 million shares of SkyTerra common stock, a portion of which we intend to sell to pay income taxes incurred in connection with these transactions, a portion of which we may sell in the future for other general corporate purposes, and a portion of which we intend to distribute to the holders of our preferred stock pursuant to the terms of our preferred stock upon any conversion of the preferred stock into our common stock.

These transactions are subject to numerous conditions and we cannot assure you that we will be able to consummate them.

Sale of DataTac Network

We also have recently reached an agreement to sell most of the assets and liabilities associated with our legacy wireless business to one of our customers. This legacy business provides customers with two-way wireless data communication services via access to wireless data networks, such as the Sprint and Cingular networks, and our own DataTac network. We believe that this transaction will ultimately represent an immediate cash savings to Motient, and will allow us to focus our efforts more effectively on TerreStar’s satellite communications network. We anticipate that this transaction will close in the third quarter of 2006.

Corporate Information

We are a Delaware corporation with our principal executive offices located at 300 Knightsbridge Parkway, Lincolnshire, Illinois 60069. Our telephone number is (847) 478-4200. TerreStar is headquartered in Reston, Virginia. You may find all of our public filings with the Securities and Exchange Commission in the “Investor Relations” section of our website, www.motient.com. Our website and the information contained therein or connected thereto are not intended to be incorporated into this Registration Statement on Form S-3.

THE OFFERING

Common stock offered by the selling stockholders	4,119,386 shares

Common stock outstanding as of August 1, 2006	63,215,692 shares

Series A preferred stock outstanding as of August 1, 2006	90,000 shares

Series B preferred stock outstanding as of August 1, 2006	318,500 shares

Use of proceeds	All of the net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders who offer and sell shares of the common stock. We will not receive any proceeds from the sale of the common stock offered by the selling stockholders.

Pink Sheets trading symbol	MNCP

Summary Historical Financial Data

The following table sets forth Motient’s summary historical financial data as of the dates and for the periods shown. The historical data as of and for the years ended December 31, 2003, 2004 and 2005 were derived from our audited consolidated financial statements included in this prospectus supplement, and the historical data as of and for the quarterly periods ended March 31, 2005 and 2006 were derived from our unaudited consolidated financial statements included in this prospectus supplement.

	March 31, 2006	March 31, 2005	December 31, 2005	December 31, 2004	December 31, 2003

Statement of Operations Data:
Total Revenue	$ 2,043	$ 5,013	$ 13,824	$ 36,880	$ 54,485
Total Expenses	18,896	26,465	140,003	83,467	103,224
General and Administrative	10,404	14,343	35,714	13,223	11,299
Other	5,558	8,443	88,316	54,680	70,459
D&A	2,934	3,679	15,973	15,564	21,466
Profit/Loss from continuing operations
before other (expense) / income	(16,853)	(21,452)	(126,179)	(46,587)	(48,739)
Equity Loss in MSV	(8,193)	(9,767)	(25,059)	(11,897)	(9,883)
Net loss	$ (20,055)	$ (31,139)	$ (139,281)	$ (72,329)	$ (62,122)

Balance Sheet Data (at end of period indicated):
Cash and cash equivalents	$ 149,051	$ 12,100	$ 180,774	$ 16,945	$ 3,618
Restricted cash	22,368	-	102,851	-	504
Investments	488,092	502,923	496,284	141,711	22,610
Total Assets	886,930	599,976	967,191	248,080	157,028
Working capital	190,074	3,677	216,636	8,751	(11,183)
Other liabilities	337	580	343	675	33,189
Total equity	$ 383,702	$ 587,277	$ 408,541	$ 234,731	$ 92,807

Other Data:
Net cash (used in) operating activities	$ (8,467)	$ (5,924)	$ (32,207)	$ (18,354)	$ (7,120)
Net cash (used in) / provided by investing activities	$ (23,367)	$ (10)	$ (111,871)	$ (120,662)	$ 4,893
Net cash provided by financing activities	$ 111	$ 1,089	$ 307,907	$ 152,343	$ 5

RISK FACTORS

An investment in our common stock involves risks. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of our securities to decline, which in turn could cause investors to lose all or part of their investment in us. The risks below are not the only ones we face. Additional risks not currently known to us, or that we currently deem immaterial, also may impair our business.

Risks Related to our Business

Our primary assets are our ownership interests in TerreStar and MSV, and therefore any factors that materially and adversely affect TerreStar and/or MSV will materially and adversely affect Motient.

We own approximately 43% of MSV and 55% of TerreStar (each on a fully diluted basis) and our ownership of TerreStar and MSV comprise substantially all of our value. We have entered into ownership consolidation agreements described herein or in documents incorporated by reference herein that will materially increase our ownership of TerreStar and decrease our ownership of MSV. The business plans of both TerreStar and MSV involve the development of a next-generation network that is subject to significant risks, many of which are described in this prospectus supplement. To the extent either MSV or TerreStar is unsuccessful in implementing and executing upon its business strategy, the value of our investment in TerreStar and MSV will be materially and adversely affected.

TerreStar needs substantial financing to develop and construct its network.

We expect to require significant funding to finance our business strategy, including construction and launch of our satellites, build out of our terrestrial network, development and deployment of our technology. The costs may be greater than our current estimates as we still need to finalize agreements for the construction of the terrestrial component of our network. We estimate that the total cost to develop and construct the satellite component of TerreStar’s network in the United States and Canada, including the costs of our first satellite, TerreStar-1, its launch, launch insurance and associated ground components, will be approximately $550 million. This estimate does not include the costs associated with constructing and launching a spare satellite, which we refer to as TerreStar-2, and which is required by the FCC to be completed within one year following the commencement of operation of TerreStar-1.

In addition, we will require significant funds to deploy the ATC portion of our network. If we decide to construct the towers for this terrestrial network, the total cost to deploy the network could be substantial, and the magnitude of this cost would depend on the choice of air interface technology, the number of markets deployed, the scope of the terrestrial build within each market and the targeted wireless service offering (limited mobile, portable or fully mobile). If we decide not to build some or all of the towers for the terrestrial component ourselves, we will incur costs to utilize existing terrestrial networks, which may include leasing space on tower sites at a substantial cost.

Our business is subject to a high degree of government regulation.

The communications industry in which we operate is highly regulated by governmental entities and regulatory authorities, including the FCC and Industry Canada. Our business is completely dependent upon obtaining and maintaining regulatory authorizations to operate our planned integrated satellite and terrestrial network. For example, the FCC and/or Industry Canada could refuse to approve, or impose material conditions on, the assignments of 2 GHz authorizations to us. In addition, we could fail to obtain authorization to operate an ATC network, which we have not yet applied for. Failure to obtain or maintain necessary governmental approvals would impair our ability to implement our planned network, and would have a material adverse effect on our financial condition. Additional important risks relating to our regulatory framework are listed below under “Risk Factors –Regulatory Risks.”

TerreStar’s success will depend on market acceptance of new and unproven technology.

Other than satellite radio, we are not aware of any integrated satellite and terrestrial wireless network in commercial operation. As a result, TerreStar’s proposed market is new and untested and we cannot predict with certainty the potential demand for the services it plans to offer or the extent to which we will meet that demand. There may not be sufficient demand to enable us to generate positive cash flow, and TerreStar’s cost structure may not permit it to meet its obligations. Among other things, end user acceptance of TerreStar’s network and services will depend upon:

•	its ability to provide integrated wireless services that meet with market demand;
•	its ability to provide attractive service offerings to its anticipated customers;
•

the cost and availability of handsets and other user equipment that is similar in size, weight and cost to existing standard wireless devices, but incorporate the new technology required to operate on our network;

•	federal, state, provincial, local and international regulations affecting the operation of satellite networks and wireless systems;
•	whether competitors develop new and alternative technologies;
•	the price of our service offerings; and
•	general and local economic conditions.

We cannot successfully implement our business plan if we cannot gain market acceptance for our planned products and services. Any material miscalculation with respect to our service offerings or operating strategy will adversely affect our ability to operate our business, our financial condition and our results of operations.

Spectrum assets are difficult to value and may decline in value.

In the future, we may form strategic partnerships to maximize value for our spectrum, network assets and combined service offerings in the United States and Canada. Values that we may be able to realize from such partnerships would depend in part on the value ascribed to our spectrum. If valuations of spectrum assets decline, a partner may not be willing to invest a significant amount in us based on our spectrum and other assets or invest on terms attractive to us or our investors. Valuations of spectrum in other frequency bands have historically been volatile and we cannot predict at what amount a future partner may be willing to value our spectrum and other assets.

The FCC or Industry Canada could allocate additional spectrum that could be used to compete with us, or that could decrease the perceived market value of our wireless capacity. The FCC, for example, recently scheduled an auction of 90 MHz of spectrum in the 1.7/2.1 GHz range for August 2006. Additional spectrum auctions may be scheduled by the FCC and Industry Canada in the future. The FCC and Industry Canada may take other action, such as spectrum leasing, to promote the availability or more flexible use of existing satellite or terrestrial spectrum allocations. The acquisition by our competitors of rights to use additional spectrum could have a material adverse effect on the value of our spectrum authorizations.

We may be unable to achieve our business and financial objectives because the communications industry is highly competitive.

In seeking market acceptance for our network services, we will encounter competition from many sources, including:

•	existing satellite services from other operators;
•	conventional terrestrial wireless services;
•	traditional wireline voice and high-speed data offerings;
•	terrestrial land-mobile and fixed services; and
•	next generation integrated services that may be offered in the future by other networks operating in the 2 GHz MSS band, L-band or Big Low Earth Orbiting, or LEO, bands.

The communications industry includes major domestic and international companies, many of which have financial, technical, marketing, sales, distribution and other resources substantially greater than we do and which provide a wider range of services than will be provided by us. While we believe our services will be complementary to terrestrial wireless services, we may be adversely affected by competition from companies that provide services using existing wireless technologies.

We may also face competition from companies using new technologies and new integrated networks in the future. For instance, the FCC has authorized ICO North America and its affiliates, or ICO, to use radio frequencies for mobile satellite services within the 2 GHz MSS band. Although ICO currently has no operations in this band, they have announced plans to launch integrated networks similar to those envisioned by us. We will also face competition with respect to entering into strategic partnerships. Failure to offer services that compete effectively with potential competitors or to attract strategic partners would have a material adverse effect on our business and financial condition.

We may not be able to take advantage of, or may be negatively affected by, industry consolidation.

Industry consolidation could adversely affect us by increasing the scale or scope of our competitors and thereby making it more difficult for us to compete. We may pursue acquisitions, joint ventures or other strategic transactions on an opportunistic basis. However, we may not find or be able to take advantage of any suitable assets or facilities. If we do pursue acquisitions, joint ventures or other strategic transactions, we may face costs and risks arising from any transaction, including integrating a new business into our business or in managing a joint venture. These may include legal, organizational, financial and other costs and risks.

TerreStar’s network will depend on the development and integration of complex and untested technologies.

TerreStar must integrate a number of sophisticated satellite, terrestrial and wireless technologies that typically have not been integrated in the past, and some of which are not yet fully developed, before they offer their proposed ATC satellite network services. These include, but are not limited to:

•	Satellites that have significantly larger antennas and are substantially more powerful than any satellites currently in use;
•	Use of spot-beam technology;
•	Development of chipsets for mobile handsets that are capable of receiving a satellite and ground-based signals;
•	Development of integrated satellite and terrestrial-capable mobile handsets with attractive functionality and price; and

•	Development of ground infrastructure hardware and software capable of supporting our communication system and demands of our customers.

As a result, unanticipated technological problems or delays relating to the development and use of our technology may prove difficult, time consuming, expensive or impossible to solve. Any of these may result in delays in implementing our infrastructure and would adversely result our financial condition.

TerreStar’s satellites are subject to construction and delivery delays.

TerreStar is dependent on third parties to build and launch its satellites. The manufacture of such satellites is technically complex and subject to construction and delivery delays that could result from a variety of causes, including the failure of third-party vendors to perform as anticipated and changes in the technical specifications of the satellites. Delivery of the satellites may not be timely. Such delays could adversely affect achievement of TerreStar’s FCC and Industry Canada-required construction and launch milestones and the planned introduction of our network.

During any period of delay, TerreStar would continue to have significant cash requirements that could materially increase the aggregate amount of funding it needs. TerreStar may not be able to obtain additional financing on favorable terms, or at all, during periods of delay. Delays could also make it more difficult for TerreStar to secure strategic partnerships and could force us to reschedule the anticipated satellite launch dates. Another launch slot may not be available within the time period required to meet FCC milestones.

TerreStar’s satellites could be damaged or destroyed during launch or deployment or could fail to achieve their designated orbital location.

TerreStar’s satellite launches and deployments may not be successful. A percentage of satellites never become operational because of launch failures, satellite destruction or damage during launch or improper orbital placement, among other factors. Launch failure rates vary depending on the chosen launch vehicle and contractor. TerreStar may not be able to launch its satellites on vehicles with the highest success rates and, even if it does, these vehicles may experience launch failures despite their track records. Even if successfully launched into orbit, a satellite may use more fuel than planned to enter into its orbital location, which could reduce the overall useful life of the satellite, or may never enter or remain in its designated orbital location, which could render it inoperable. Deployment and use of the antennas on TerreStar’s satellites, which are larger than those on most commercial satellites, pose additional risks. If one or more of the launches or deployments fail, TerreStar will suffer significant delays that will damage its business, cause it to incur significant additional costs, and adversely affect its ability to generate revenue.

Satellites have a limited useful life and premature failure of our satellites could damage our business.

During and after their launch, all satellites are subject to equipment failures, malfunctions and other problems. A number of factors could decrease the expected useful lives or the utility of our satellites, including:

•	defects in construction;
•	faster than expected degradation of solar panels;
•	malfunction of component parts;
•	loss of fuel on board;
•	higher than anticipated use of fuel to maintain the satellite’s orbital location or higher than anticipated use of fuel during orbit raising following launch;
•	random failure of satellite components not protected by back-up units;

•	electromagnetic storms; and
•	collisions with other objects in space.

The interruption of our business caused by the loss or premature degradation of a satellite would continue until we either extended service to end users on another satellite or built and launched additional satellites. If one of our satellites were to malfunction or to fail prematurely, it could affect the quality of our service, substantially delay the commencement or interrupt the continuation of our service, harm our reputation, and adversely affect our business and our financial condition.

Damage to TerreStar’s satellites may not be fully covered by insurance.

TerreStar intends to purchase launch and in-orbit insurance policies for its satellites from global space insurance underwriters. If the launch of TerreStar’s satellite system is a total or partial failure, its insurance may not fully cover its losses, and these failures may also cause insurers to include additional exclusions in TerreStar’s insurance policies when they come up for renewal. We may not be able to obtain additional financing to construct, launch and insure a replacement satellite or such financing may not be available on terms favorable to us. We expect that TerreStar will not buy insurance to cover, and would not have protection against, business interruption, loss of business or similar losses. Also, any insurance TerreStar obtains will likely contain certain customary exclusions and material change conditions that would limit our coverage.

TerreStar will depend on a limited number of suppliers and service providers to design, construct and maintain its network.

We will rely on contracts with third parties to design and build TerreStar’s satellites, as well as the terrestrial components of TerreStar’s network. These include the integrated MSS and ATC systems, technology for communications between the satellite and terrestrial equipment, and the development of a small, mass-market dual-mode MSS/ATC handset and/or chipset that will meet the FCC’s requirements, none of which exists today. We also intend to enter into relationships with additional third party contractors in the future for additional satellites, equipment and maintenance and other services relating to TerreStar’s network. There are only a few companies capable of supplying the products and services necessary to implement and maintain TerreStar’s network. As a result, if any of our third-party contractors terminates its business relationship with us, or we seek to find additional partners, we may not be able to find a replacement in a timely manner or on terms satisfactory to us. This could lead to delays in implementing TerreStar’s network and interruptions in providing service to our customers, which would adversely affect our financial condition. In addition, the development and rollout of the terrestrial network by these third parties may also be subject to unforeseen delays, cost overruns, regulatory changes, engineering and technological changes and other factors, some of which may be outside of TerreStar’s control. If TerreStar is not able to enter into partnering relationships and construct the terrestrial component of its network, it may not be able to implement its business plan and its financial condition could be adversely affected.

Delays in deployment of our terrestrial network due to limited tower availability, local zoning approvals or adequate telecommunications transport capacity would delay and reduce our revenues.

Our business strategy includes the deployment of a terrestrial network. Tower sites or leases of space on tower sites and authorizations in some desirable areas may be costly and time intensive to obtain. If we are unable to obtain tower space, local zoning approvals or adequate telecommunications transport capacity to develop our network in a timely fashion, the launch of our network would be delayed, our revenues would be delayed and less than expected and our business would suffer.

Our planned terrestrial network or other ground facilities could be damaged by natural catastrophes or man-made disasters.

Since our planned terrestrial network will be attached to buildings, towers and other structures around the country, an earthquake, tornado, flood or other catastrophic event or other man-made disaster or vandalism could damage our network, interrupt our service and harm our business in the affected area. Temporary disruptions could damage our reputation and the demand for our services and adversely affect our financial condition.

TerreStar and its partners may not be able to identify, develop and market innovative products and therefore may not be able to compete effectively.

TerreStar’s ability to implement its business plan depends in part on its ability to gauge the direction of commercial and technological progress in key markets and to fund and successfully develop and market products in its targeted markets. TerreStar’s competitors may have access to technologies not available to TerreStar, which may enable it to provide communications services of greater interest to end users, or at a more competitive cost. TerreStar may not be able to develop new products or technology, either alone or with third parties, or license any additional necessary intellectual property rights from third parties on a commercially competitive basis. The satellite and wireless industries are both characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards. If TerreStar or its partners are unable to keep pace with these changes, its business may be unsuccessful. Products using new technologies, or emerging industry standards, could make its technologies obsolete. If TerreStar or its partners fail to keep pace with the evolving technological innovations in its markets on a competitive basis, our financial condition and results of operation could be adversely affected. In particular, if existing wireless providers improve their coverage of terrestrial-based systems to make them more ubiquitous, demand for products and services utilizing TerreStar’s network could be adversely affected or fail to materialize.

A market for TerreStar’s services may fail to develop.

Demand for the services TerreStar plans to offer may not grow or be accepted generally, or in particular geographic markets, for particular types of services, or during particular time periods. A lack of demand could adversely affect TerreStar’s ability to sell its services, enter into strategic partnerships or develop and successfully market new services. In addition, demand patterns shift over time, and user preferences may not favor the services TerreStar plans to offer when its network is operational.

An economic downturn in the United States or Canada or changes in consumer spending could adversely affect our financial condition.

We expect that the primary user base for our network will include customers of partners we contract with and customers within certain vertical markets (for example, public safety, fleet management and consumer telematics). In the event that the United States or Canada experiences an economic downturn and spending by end users drops, our business may be adversely affected.

Demand for the services we plan to offer may not grow or be accepted generally, or in particular geographic markets, for particular types of services, or during particular time periods. A lack of demand could adversely affect our ability to sell our services, enter into strategic partnerships or develop and successfully market new services. In addition, demand patterns shift over time, and consumer preferences may not favor the services we plan to offer.

TerreStar depends on licenses of critical intellectual property from a competitor.

TerreStar licenses the technology it plans to use to operate its network from ATC Technologies, LLC, a wholly-owned subsidiary of MSV, which is one of TerreStar’s major competitors, and of which Motient currently is a significant stockholder. Following the MSV ownership consolidation transactions, we will cease to be a significant stockholder of MSV. MSV has rights to approximately 30 MHz of spectrum in the L-band and is positioned to achieve device transparency and plans to offer services that compete with the services that TerreStar plans to offer.

ATC Technologies granted to TerreStar a perpetual, non-exclusive, royalty-free, fully paid up, nontransferable (except for certain rights to sublicense), non-assignable, limited purpose right and license to certain patents and technologies owned by ATC Technologies for the sole purpose of providing 2 GHz MSS band services in any geographic territory in the entire world in which TerreStar, one of its affiliates or a joint venture or strategic alliance into which TerreStar has entered is authorized to provide 2 GHz MSS band services. ATC Technologies granted similar rights to the same intellectual property to MSV for L-band services in any geographic territory in the entire world where MSV, one of its affiliates or a joint venture or strategic alliance into which MSV has entered is authorized to provide L-band services. In addition, ATC Technologies granted rights to MSV International, LLC, or MSVI, a subsidiary of MSV, in and to the same intellectual property for the purpose of providing communications services anywhere in the entire world, excluding services relating to the 2 GHz MSS band. ATC Technologies has also contractually committed to license to us, pursuant to the same terms as set forth above, certain additional intellectual property that may be developed, licensed, acquired or used by MSV, MSVI or ATC Technologies during a collaboration period that will continue, unless terminated earlier, for a period of approximately seven more years.

TerreStar’s license agreements with ATC Technologies may be terminated, among other reasons, if any person directly or indirectly acquires control of TerreStar by ownership, control of voting securities, by contract or otherwise. In the event TerreStar’s license agreements with ATC Technologies are terminated, TerreStar may not be able to obtain licenses for alternative technologies on terms as favorable to it as those obtained through the license agreement with ATC Technologies, if at all. If ATC Technologies terminates or breaches its agreements with TerreStar or if TerreStar and ATC Technologies have a significant dispute regarding the licensed intellectual property, such termination, breach or significant dispute could have a material adverse effect on our business.

The intellectual property TerreStar licenses from ATC Technologies includes issued patents and technology subject to patent applications. In addition, any patents held by ATC Technologies may be challenged, invalidated or circumvented.

TerreStar also relies upon unpatented proprietary technology and other trade secrets, the vast majority of which TerreStar also licenses from ATC Technologies. While it is TerreStar’s practice to enter into confidentiality agreements with its employees and third parties to protect its proprietary expertise and other trade secrets, these agreements may not be enforceable, or, even if legally enforceable, TerreStar may not have adequate remedies for breaches of such agreements. The failure of TerreStar’s patents or confidentiality agreements to protect its proprietary technology or trade secrets could adversely affect its ability to implement its business plan and its financial condition. In addition, because TerreStar licenses much of the proprietary technology and trade secrets upon which it relies from ATC Technologies and because ATC Technologies also licenses that technology and those trade secrets to MSV and MSVI, with a right to sublicense, the failure of ATC Technologies, MSV, MSVI or any of their licensees or sublicensees to protect such proprietary technology and trade secrets or the lack of enforceability or breach of agreements entered into by ATC Technologies, MSV, MSVI or any of their licensees or sublicensees, could also adversely affect TerreStar’s ability to implement its business plan and its financial condition.

All of the intellectual property that TerreStar has licensed from ATC Technologies is subject to a first lien issued in favor of the holder of MSV’s outstanding senior secured notes due 2013. In the event that MSV defaults on its financial obligations under the notes and related obligations, the noteholders may require ATC Technologies to assign to the noteholders certain intellectual property rights, including patents and patent applications. TerreStar may be adversely affected in the event that ownership of the patents and know-how that it currently licenses from ATC Technologies is transferred to a third party.

We have a contractual obligation to assign or exclusively license to a competitor any intellectual property that we may develop, license, use or acquire over the next seven years.

In accordance with the same license agreement pursuant to which we obtain license rights from ATC Technologies for the critical intellectual property upon which we depend, we have a contractual obligation to assign to or, if we are prohibited from assigning, license to, ATC Technologies all intellectual property that we develop, license, use or acquire during a collaboration period, which will continue for approximately seven years. During this collaboration period, we, MSV and MSVI have agreed to assign or, if legally prohibited from assigning, license, intellectual property to ATC Technologies, which will, in turn, license back such intellectual property to us, MSV and MSVI, with the right to sublicense such intellectual property pursuant to the same terms under which we license other intellectual property from ATC Technologies. We have a separate eight-year contractual obligation to fund 50% of the intellectual property-related expenses incurred by ATC Technologies, including but not limited to research expenses, of which seven years are remaining. Pursuant to this contractual obligation, we have a contractual commitment to fund a minimum of $1 million dollars annually. We have the right to “opt out” of future intellectual property development projects if and to the extent that our financial obligation would exceed $1 million per year, and to forgo our right to receive license rights stemming from future projects. This collaboration could limit our ability to effectively differentiate ourselves from certain of our competitors.

We may incur costs, and may not be successful, defending our rights to intellectual property upon which we are dependent.

In developing and implementing our network, we will need to develop or obtain rights to additional technology that is not currently owned by us or licensed to us. We may be unsuccessful in developing additional technologies required to develop and implement our network, and we may not be able to protect any intellectual property associated with technologies we develop from infringement by third parties. In addition, if we are able to develop or license such technologies, there can be no assurance that any patents issued or licensed to us will not be challenged, invalidated or circumvented. Litigation to defend and enforce these intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on our financial condition and results of operations, regardless of the final outcome of such litigation.

Litigation to defend and enforce our intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on our financial condition and results of operations, regardless of the final outcome of such litigation. Despite our efforts to safeguard and maintain our proprietary rights, we may not be successful in doing so, and our competitors may independently develop or patent technologies equivalent or superior to our technologies. We believe that third parties may infringe upon our intellectual property now and in the future.

We may be unable to determine when third parties are using our intellectual property rights without our authorization. The undetected or unremedied use of our intellectual property rights or the legitimate development or acquisition of intellectual property similar to ours by third parties could reduce or eliminate any competitive advantage we have as a result of our intellectual property, adversely affecting our financial condition and results of operations. If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of our resources and our management’s attention, and we may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property rights could have an adverse effect on our business, financial condition and results of operations.

Third parties may claim that our products or services infringe their intellectual property rights.

Other parties may have patents or pending patent applications relating to integrated wireless technology that may later mature into patents. Such parties may bring suit against us for patent infringement or other violations of intellectual property rights. The development and operation of our system may also infringe or otherwise violate as-yet unidentified intellectual property rights of others. If our products or services are found to infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from those parties or substantially re-engineer our products or processes in order to avoid infringement. We may not be able to obtain the necessary licenses on commercially reasonable terms, if at all, or be able to re-engineer our products successfully. Moreover, if we are found by a court of law to infringe or otherwise violate the intellectual property rights of others, we could be required to pay substantial damages or be enjoined from making, using, or selling the infringing products or technology. We also could be enjoined from making, using, or selling the allegedly infringing products or technology, pending the final outcome of the suit. Our financial condition could be adversely affected if we are required to pay damages or are enjoined from using critical technology.

We are not cash flow positive and we will need additional liquidity to fund our operations and fully fund all of the necessary TerreStar capital expenditures.

We do not generate sufficient cash from operations to cover our operating expenses, and it is unclear when, or if, we will be able to do so. We will require substantial additional funds to meet capital expenditures and other non-operating cash expenses, including but not limited to capital expenditures required to complete and launch TerreStar’s satellite currently under construction, as well as its ground components. There can be no assurance that we will be able to acquire sufficient funds in the amounts or at the time that funding is required or that we will be able to obtain outside financing on acceptable terms, or at all. If we are not successful in raising additional financing, we may have to curtail or delay certain initiatives until such financing is secured.

We will continue to incur significant losses.

If we do not become profitable, we could have difficulty obtaining funds to continue our operations. We have incurred net losses every year since we began operations. These losses are due to the costs of developing and building our network and the costs of developing, selling and providing products and services. Although we have significantly reduced our losses, we will continue to have losses in the future.

The value of our intangible assets in our financial statements is based on assumptions and estimates, which may not be correct.

The valuation of our intangible assets in our financial statements is based on various assumptions and other considerations, including the assumptions and estimates related to future periods that we used to determined these values. Although we have attempted to be as accurate as possible in making and applying the assumptions and estimates used in the valuation of our intangible assets, including but not limited to those outlined herein, we can provide no assurances that these assumptions and estimates for future periods will ultimately be proven correct. Our actual operating results for future periods may be materially different than our assumptions and estimates for future periods, which may cause the actual value of these assets to be materially different than our estimates. We will test these assets in the future for impairment, which may result in a decrease in the book value of these assets.

We do not expect to pay any cash dividends on our common stock for the foreseeable future.

We have never paid cash dividends on our common stock and do not anticipated that any cash dividends will be paid on the common stock for the foreseeable future. The payment of any cash dividend by us will be at the discretion of our board of directors and will depend on, among other things, our earnings, capital requirements and financial condition. In addition, pursuant to the terms of our Series A and Series B Preferred Stock, no dividends may be declared or paid, and no funds shall be set apart for payment, on shares of Motient common stock, unless (i) written notice of such dividend is given to each holder of shares of Series A and Series B Preferred not less than 15 days prior to the record date for such dividend and (ii) a registration statement registering the resale of shares of common stock issuable to the holders of the Series A and Series B Preferred has been filed with the SEC and is effective on the date Motient declares such dividend. Also, under Delaware law, a corporation cannot declare or pay dividends on its capital stock unless it has an available surplus. The terms of any future indebtedness of our subsidiaries also may generally restrict the ability of some of our subsidiaries to distribute earnings or make other payments to us.

We may have to take actions which are disruptive to our business to avoid registration under the Investment Company Act of 1940.

We may have to take actions which are disruptive to our business if we are deemed to be an investment company under the Investment Company Act of 1940. Our equity investments, in particular our ownership interests in MSV, may constitute investment securities under the Investment Company Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, excluding cash items and government securities and subject to certain other exclusions. Investment companies are required to register under and comply with the Investment Company Act unless an exclusion or SEC safe harbor applies. If we were to be deemed an investment company, we would become subject to the requirements of the Investment Company Act. As a consequence, we would be prohibited from engaging in business as we have in the past and might be subject to civil and criminal penalties for noncompliance. In addition, certain of our contracts might be voidable, and a court-appointed receiver could take control of us and liquidate our business.

Ongoing litigation could negatively impact our value and our ability to successfully implement our business plan

Certain stockholders affiliated with one of our former directors, James D. Dondero, have initiated multiple lawsuits against Motient. Collectively, these lawsuits (i) seek damages related to the issuance of our Series A Preferred stock, including rescission, and (ii) seek to enjoin our proposed transaction to consolidate the ownership of MSV and TerreStar. If Mr. Dondero is successful in his claims, these suits could materially negatively impact the value of Motient, including but not limited to requiring Motient to rescind the outstanding Series A Preferred Stock. Although we believe these suits to be without merit, we can provide no assurances that we will ultimately prevail in these matters.

Our failure to achieve and maintain effective internal control over financial reporting in accordance with the rules of the Securities and Exchange Commission promulgated under Section 404 of the Sarbanes-Oxley Act could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could in turn have a material adverse effect on our business and stock price.

In the course of our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, which assessment was conducted over the course of 2005 and the first quarter of 2006 in connection with the preparation of 2005 audited financial statements and our Annual Report on Form 10-K, we identified one material weaknesses in our internal control over financial reporting. This material weakness in our internal control over financial reporting, as described in our Annual Report on Form 10-K, as well as any other weaknesses or deficiencies that may exist or hereafter arise or be identified, could harm our business and operating results, and could result in adverse publicity and a loss in investor confidence in the accuracy and completeness of our financial reports, which in turn could have a material adverse effect on our stock price, and, if such weaknesses are not properly remediated, could adversely affect our ability to report our financial results on a timely and accurate basis.

Although we believe that we have taken steps to remediate this material weaknesses, we cannot assure you that this remediation will be successful or that additional deficiencies or weaknesses in our controls and procedures will not be identified. In addition, we cannot assure you that our independent registered public accounting firm will agree with our assessment that our material weakness has been remediated.

Failure to complete the TerreStar and MSV ownership consolidation transactions could negatively impact our stock price and future business and financial results.

The closing of the TerreStar and MSV ownership consolidation transactions is subject to numerous conditions, many of which are not within the control of Motient or the other parties to the transactions, such as:

•	the continued accuracy of the representations and warranties of the parties;
•	the performance by the parties of their obligations under the agreements;
•	receipt of all necessary FCC approvals;
•	expiration or early termination of applicable waiting periods under anti-trust laws; and
•	the effectiveness of various registration statements required by the agreements.

Although Motient and the other parties to the transactions have agreed to use their commercially reasonable efforts to obtain all necessary regulatory approvals and satisfy all other closing conditions, there is no assurance that the parties will receive the necessary regulatory approvals or satisfy the other conditions to the completion of the transactions.

Our intended dividend to the holders of our common stock of the shares of SkyTerra common stock that we will receive upon closing of the MSV ownership consolidation transaction could be delayed, and the value of those shares could decrease between the time of the closing and the time we are able to pay that dividend.

Upon the closing of the MSV ownership consolidation transactions, we intend to distribute 25.5 million of the shares of common stock of SkyTerra we receive in these transactions as a dividend to the holders of our common stock. This dividend will require registration of such common stock with the SEC, which is a condition to the closing of the MSV ownership consolidation transaction. However, the registration statement regarding this dividend could cease to be effective or otherwise be available for payment of the proposed dividend for various reasons beyond our control, such as the occurrence of material developments that require the registration statement to be updated or amended. In addition, the terms of our outstanding Series A Preferred Stock prohibit the payment of dividends on our common stock unless the resale of the shares of common stock into which this preferred stock is convertible is registered under an effective registration statement. As a result of a dispute with the holder of this preferred stock regarding its validity, we are currently unable to effect the registration of the resale of the shares of common stock underlying this preferred stock. We are working to resolve this dispute so that we can either register the resale of the underlying shares of common stock or determine that the preferred stock is not valid, in which case the restriction on the payment of dividends will be of no effect. Until this dispute is resolved, we will not be able to declare or pay the proposed dividend of the shares of SkyTerra common stock. The value of these shares of SkyTerra common stock could decrease between the time of the closing of the MSV ownership consolidation transaction and the date on which we are ultimately able to pay such dividend to our common stockholders, in which case the value of the dividend received by our common stockholders would be less than what they could have received had we been able to pay the dividend sooner.

Regulatory Risks

TerreStar could lose its FCC and Industry Canada authorizations and be subject to fines or other penalties.

TerreStar must meet significant construction and implementation milestones and comply with complex and changing FCC and Industry Canada rules and regulations to maintain the authorizations to use the assigned spectrum and orbital slot. The milestones include a successful satellite launch by November 2007 and certification that the system is operational by November 2008. Once the system is operational, we will be required to maintain satellite coverage of all 50 states, Puerto Rico, the United States Virgin Islands and all regions of Canada that are within the coverage contour described in our Industry Canada authorization, and provide an integrated service offering in these locations. We may not meet these milestones, satisfy these service requirements or comply with other applicable rules and regulations. Non-compliance by us with these or other conditions, including other FCC or Industry Canada gating or ongoing service criteria, could result in fines, additional conditions, revocation of the authorizations, or other adverse FCC or Industry Canada actions. The loss of this spectrum authorization could prevent us from implementing our business plan and have a material adverse effect on our financial condition.

We have not yet applied for, and may not receive, certain regulatory approvals that are necessary to our business plan.

We may be required to obtain additional approvals from national and local authorities in connection with the services that we wish to provide in the future. For example, we must apply for ATC licenses in the United States and Canada separately from any satellite authorizations we may already have. We cannot be granted an ATC license until we can show that we will comply in the near future with the FCC’s and Industry Canada’s ATC gating criteria, which we may not be able to satisfy. In addition, the manufacturers of our ATC user terminals and base stations will need to obtain FCC equipment certifications, and similar certifications in Canada. In addition, our future customers or partners, or our business strategy, may require us to launch additional satellites, including TerreStar-2, in order to increase redundancy and decrease the risk of having only one satellite in orbit. In order to do so, we must obtain regulatory approval for one or more additional orbital slots, or permission from Industry Canada to launch additional satellites into our orbital slot for TerreStar-1, as well as a waiver of the FCC requirement that our spare satellite remain on the ground.

Industry Canada and the FCC may refuse to grant these and other necessary regulatory approvals in the future, or they may impose conditions on these approvals that we are unable to satisfy. Failure to obtain any necessary regulatory approvals could impair our ability to execute our business plan, and could materially adversely affect our financial condition.

The FCC and Industry Canada may not permit TMI Communications to assign its authorizations to TerreStar, and the FCC many not permit the letter of intent authorization to be modified.

In December 2002, we and TMI Communications jointly applied to the FCC for authority to assign TMI Communications’ 2 GHz MSS authorization to us. Certain wireless carriers have opposed this assignment application, which will need to be amended to reflect certain changes in our ownership and the eventual assignment of the Canadian MSS authorization to us. The amendments may provide a new opportunity for parties to object to the proposed assignment. In addition, we and TMI Communications have agreed to the transfer of TerreStar-1 and the assignment of TMI Communications’ Industry Canada authorization to TerreStar Canada, which transactions are subject to the prior approval of Industry Canada. If the FCC or Industry Canada denies requests to complete these transactions, we will not be able to serve the U.S. or Canadian market as the licensee of the 2 GHz MSS satellite. We also have to apply to modify our FCC letter of intent authorization to reflect the actual technical details of our satellite. Third parties will have an opportunity to oppose the modification application.

The Industry Canada authorization to construct and operate a satellite in a Canadian orbital slot is held, and upon completion of construction, launch and in-orbit testing our satellite will be owned, by a Canadian entity over which we do not exercise control.

The Industry Canada authorization to construct and operate a 2 GHz MSS satellite in a Canadian orbital position is currently held by TMI Communications, and will be assigned to TerreStar Canada, both of which are entities that we do not and will not control. Upon completion of this assignment, which is pending Industry Canada approval, and upon completion of construction, launch and in-orbit testing, TerreStar-1 will be transferred to TerreStar Canada. Under the Radiocommunication Act (Canada) and the Telecommunications Act (Canada), and the regulations promulgated thereunder, we may only own a 20% voting equity interest in TerreStar Canada, along with a 33% voting equity interest in TerreStar Canada Holdings, which will be TerreStar Canada’s parent and 80% voting equity owner. The rules and regulations further provide that the business and operations of TerreStar Canada cannot otherwise be controlled by non-Canadians. TMI Communications, a Canadian-owned and controlled third party, will own a 66% voting interest in TerreStar Canada Holdings. Although we will have certain contractual rights with respect to the business and operations of, and certain negative protections as a minority shareholder in, both TerreStar Canada and TerreStar Canada Holdings, TMI Communications will control the boards of directors of TerreStar Canada and TerreStar Canada Holdings and, with certain exceptions, we have no ability to control the business or operations of TerreStar Canada, which will hold the Industry Canada authorization and will own TerreStar-1.

FCC and Industry Canada decisions affecting the amount of 2 GHz MSS band spectrum assigned to us are subject to reconsideration and review.

In December 2005, the FCC provided TMI Communications a reservation of 10 MHz of uplink spectrum and 10 MHz of downlink spectrum in the 2 GHz MSS band, and TMI Communications has a contractual obligation to assign that authorization to us. Two parties who have challenged the December 2005 ruling, and one party has also challenged a separate decision by the FCC to cancel its former 2 GHz MSS authorization. If these challenges succeed, the amount of 2 GHz MSS spectrum that is available to us may be reduced to a level that is insufficient for us to implement our business plan. Furthermore, in Canada, our spectrum could be reduced from 20 MHz to 13.3 MHz if Industry Canada determines that this is necessary in order to license another MSS operator in Canada. Any reduction in the spectrum we are authorized to use could impair our business plan and materially adversely affect our financial condition.

Our use of the 2 GHz MSS band is subject to successful relocation of existing users.

In the United States and Canada, our operations at the 2 GHz MSS band are subject to successful relocation of existing Broadcast Auxiliary Services, or BAS, licensees and other terrestrial licensees in the band. In the United States, Nextel Communications Inc., or Nextel, is obligated to relocate existing BAS users in our uplink spectrum and 2 GHz MSS licensees must relocate FMS users in the 2 GHz MSS downlink band. To the extent that Nextel complies with its BAS band clearing obligations, 2 GHz MSS licensees commencing operations thereafter would not have to clear the band themselves, but might be required to reimburse Nextel for a portion of its band clearing costs. Due to the complex nature of the overall 2 GHz MSS band relocation and the need to work closely with Nextel on band clearing, we may not make sufficient progress in the relocation effort or meet FCC requirements for relocating existing users and the start of our MSS operations may be delayed. Nextel has petitioned the FCC for permission to delay clearing the 2 GHz MSS band. If Nextel’s petition were approved or their activities otherwise delayed, our ability to implement our business plan and our financial condition and to satisfy FCC milestones could be jeopardized. Costs associated with spectrum clearing could be substantial. In Canada, existing users in the band must be given a minimum of two years notice to relocate.

Our service may cause or be subject to interference.

We will be required to provide our ATC service without causing harmful interference. In addition, we must accept some interference from certain other spectrum users. For example, the FCC may adopt rules for an adjacent band that do not adequately protect us against interference. In September 2004, the FCC issued an order allowing PCS operation in the 1995-2000 MHz band, which may be adjacent to the 2 GHz MSS band frequencies ultimately assigned to us. If the rules that the FCC adopts for the 1995-2000 MHz band do not adequately protect us against adjacent band interference, our reputation and our ability to compete effectively could be adversely affected. Requirements that we limit the interference we cause, or that we accept certain levels of interference, may hinder satellite operations within our system and may, in certain cases, subject our users to a degradation in service quality, which may adversely affect our reputation and financial condition.

ATC spectrum access is limited by technological factors.

We will operate with the authority to use a finite quantity of radio spectrum. Spectrum used for communication between the satellite and the ground will not be available for use in the ATC component of our network. In addition, communications with the satellite may interfere with portions of the spectrum that would otherwise be available for ATC use, further diminishing the availability of spectrum for the ATC component to an extent that cannot be quantified at this time.

Technical challenges or regulatory requirements may limit the attractiveness of our spectrum for providing mobile services.

We believe our 2 GHz MSS band spectrum with ATC capability must be at least functionally equivalent to PCS/cellular spectrum to be attractive to potential partners. The FCC and Industry Canada require us to make satellite service available throughout the United States and Canada. This requirement may limit the availability of some of our spectrum for terrestrial service in some markets at some times. If we are not able to develop technology that allows our partners to use our spectrum in a manner comparable to PCS/cellular operators, we may not be successful in entering into partnership arrangements.

Our ability to offer a fixed or fixed satellite service may be limited by the policies of the FCC.

2 GHz MSS frequencies are allocated for the purpose of providing mobile services. It is unclear whether the FCC would permit us, absent a waiver, to provide fixed or fixed satellite services on an “incidental or ancillary” basis. If we determine that we need to provide incidental or ancillary fixed or fixed satellite services to remain competitive and we are unable to obtain a waiver, our financial condition could be adversely affected.

We may face unforeseen future regulations that we find difficult, costly or impossible to comply with.

The provision of communications services is highly regulated. As a provider of communications services in the United States and Canada, we will be subject to the laws and regulations of both the United States and Canada. Violations of laws or regulations of these countries may result in various sanctions including fines, loss of authorizations and the denial of applications for new authorizations or for the renewal of existing authorizations.

From time to time, governmental entities may impose new or modified conditions on our authorizations, which could adversely affect our ability to generate revenue and implement our business plan. For example, from time to time, the United States federal government has considered imposing substantial new fees on the use of frequencies such as the ones we plan to use to provide our service. In the United States and Canada, the FCC and Industry Canada already collect fees from space and terrestrial spectrum licensees. We are currently required to pay certain fees, and it is possible that we may be subject to increased fees in the future.

Export control and embargo laws may preclude us from obtaining necessary satellites, parts or data or providing certain services in the future.

We must comply with United States export control laws in connection with any information, products, or materials that we provide to non-U.S. persons relating to satellites, associated equipment and data and with the provision of related services. These requirements may make it necessary for us to obtain export or re-export authorizations from the United States government in connection with any dealings we have with TMI Communications, TerreStar Canada, TerreStar Canada Holdings, and non-U.S. satellite manufacturing firms, launch services providers, insurers, customers, and employees. We may not be able to obtain and maintain the necessary authorizations, which could adversely affect our ability to:

•	consummate the transactions that are currently contemplated involving TMI Communications, TerreStar Canada and TerreStar Canada Holdings;
•	procure new United States-manufactured satellites;
•	control any existing satellites;
•	acquire launch services;
•	obtain insurance and pursue our rights under insurance policies; or
•	conduct our satellite-related operations.

In addition, if we do not properly manage our internal compliance processes and violate United States export laws, the terms of an export authorization or embargo laws, the violation could make it more difficult, or even impossible, to maintain or obtain licenses and could result in civil or criminal penalties.

Our contractual relationships with potential strategic partners will be subject to government regulations.

We must ensure that our strategic partners comply with the FCC’s and Industry Canada’s ATC rules. This may require us to seek agreements with potential partners that provide for a degree of control by us in the operation of their business that they may be unwilling or unable to grant us.

In addition, the Communications Act and the FCC’s rules require us to maintain legal as well as actual control over the spectrum for which we are licensed. Our ability to enter into partnering arrangements may be limited by the requirement that we maintain de facto control of the spectrum for which we are licensed. If we are found to have relinquished control without approval from the FCC, we may be subject to fines, forfeitures, or revocation of our licenses.

Similarly, the Radiocommunication Act (Canada), the Telecommunications Act (Canada) and Industry Canada’s rules require that Canadians maintain legal as well as actual control over TerreStar Canada and certain of its licensed facilities. Our ability to enter into partnering arrangements may be limited by the requirement that Canadians maintain de facto control over TerreStar Canada and these licensed facilities in Canada. If TerreStar Canada is found to have relinquished control to non-Canadians, TerreStar Canada may be subject to fines, forfeitures, or revocation of its licenses, and may not lawfully continue to carry on its business in Canada.

FCC and Industry Canada regulations and approval processes could delay or impede a transfer of control of us.

Any investment that could result in a transfer of control of TerreStar would be subject to prior FCC approval and in some cases could involve a lengthy FCC review period prior to its consummation. The prior approval of Industry Canada is also required before any material change in the ownership or control of TerreStar Canada can take effect. We may not be able to obtain any such FCC or Industry Canada approvals on a timely basis, if at all, and the FCC or Industry Canada may impose new or additional license conditions as part of any review of such a request. If we are unable to implement our business plan and generate revenue to meet our financial commitments these regulations could impede or prevent a transfer of control or sale of our company to a third party with greater financial resources.

Rules relating to Canadian ownership and control of TerreStar Canada are subject to interpretation and change.

TerreStar Canada will be subject to foreign ownership restrictions imposed by the Telecommunications Act (Canada) and the Radiocommunication Act (Canada) and regulations made pursuant to the these acts. Future determinations by Industry Canada or the Canadian Radio-television and Telecommunications Commission, or events beyond our control, may result in TerreStar Canada ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TerreStar Canada to operate as a Canadian carrier under the Telecommunications Act (Canada) or to maintain, renew or secure its Industry Canada authorizations could be jeopardized and our business could be materially adversely affected.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of the common stock offered by this prospectus. Accordingly, we will not receive any proceeds from the sale of the common stock.

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

SELLING STOCKHOLDERS

The following table and accompanying notes set forth certain information regarding the selling stockholders as of August 1, 2006 unless otherwise indicated. Under this prospectus, the selling stockholders and any of their respective transferees, assignees, donees, distributees, pledgees or other successors in interest may offer and sell from time to time an aggregate of 4,119,386 shares of common stock. In this prospectus, we refer to these holders collectively as the selling stockholders. The shares are being registered to permit public sales of the shares, and the selling stockholders may offer the shares for resale from time to time. See “Plan of Distribution.” The selling stockholders may offer all, some or none of the common stock listed below.

The table below sets forth the names of the selling stockholders and the number of shares owned, directly and beneficially, by such stockholders as of August 1, 2006 unless otherwise indicated. The number of shares of common stock outstanding on August 1, 2006 unless otherwise indicated was 63,215,692. Except as otherwise indicated, each person listed in the table has informed Motient that such person has (1) voting and investment power with respect to such person’s shares of common stock and (2) record and beneficial ownership with respect to such person’s shares of common stock.

The shares offered pursuant to this prospectus are shares that the selling stockholders will receive upon the closing of the exchange of their TerreStar Networks Inc. and TerreStar Networks Bermuda Ltd. common stock for shares of Motient Corporation common stock. All selling stockholders and Motient Corporation are contractually committed to complete such exchange, and there are no remaining closing conditions that are in the control of the selling stockholders.

If all of the shares are sold pursuant to this prospectus, then the selling stockholders will sell 4,119,386 shares of our common stock, or 6.5% of Motient’s common stock outstanding as of August 1, 2006.

	Shares Beneficially Owned Prior To Offering (1)			Shares Beneficially Owned After The Offering (2)
Name Of Beneficial Owner	Number	Percentage	Shares Offered (3)	Number	Percentage
Fabian E. Souza	10,835	*	10,835	0	*
TSTR Investors, LLC (4)	1,187,210 (4)	1.9%	1,187,210	0	*
Rajendra Singh (4)	68,099 (4)	*	68,099	0	*
Columbia Capital Equity Partners III (QP), L.P. (5)	1,874,058 (6)	3.0%	1,263,932	610,126 (6)	1.0%
Columbia Capital Equity Partners III (AI), L.P. (5)	103,527 (7)	*	69,821	33,706 (7)	*
Columbia Capital Equity Partners III (Cayman), L.P. (5)	1,029,143 (8)	1.6%	694,091	335,052 (8)	*
Columbia Capital Investors III, LLC (5)	462,403 (9)	*	311,861	150,542 (9)	*
Columbia Capital Employee Investors III, LLC (5)	6,457 (10)	*	4,354	2,103 (10)	*
Spectrum Equity Investors IV, L.P.	399,653 (11)	*	359,640	40,013 (11)	*
Spectrum IV Investment Managers Fund, L.P.	4,760 (12)	*	4,283	477 (12)	*
Spectrum Equity Investors Parallel IV, L.P.	2,359 (13)	*	2,122	237 (13)	*

Dean Ventures VII, LLC	7,440	*	7,440	0	*
Denise M. Guthrie	2,601	*	2,601	0	*
Marc Rowan	68,099	*	68,099	0	*
WBS, LLC	32,499	*	32,499	0	*
Tudor Proprietary Trading, L.L.C. (14)	399,557 (15)	*	2,691	396,866 (15)	*
The Tudor BVI Global Portfolio Ltd. (16)	746,636 (17)	1.2%	5,012	741,624 (17)	1.2%
The Altar Rock Fund L.P. (18)	36,490 (19)	*	221	36,269 (19)	*
The Raptor Global Portfolio Ltd. (20)	3,403,793 (21)	5.4%	24,575	3,379,218 (21)	5.3%

______________

* Less than 1% of the outstanding shares.

(1)

Pursuant to Rule 13d-3 of the Exchange Act, a person is deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including the right to acquire through the exercise of an option or warrant or through the conversion of a security, and the shares that the selling stockholders will receive upon the closing of the exchange of their TerreStar Networks Inc. and TerreStar Networks Bermuda Ltd. common stock for shares of Motient Corporation common stock. All selling stockholders and Motient Corporation are contractually committed to complete such exchange, and Motient anticipates that the closing will occur within 60 days.

(2)

Assumes that the common stock issuable upon the exercise of the warrants issued in the November 12, 2004, February 9, 2005 and April 15, 2005 private placements are not outstanding, and assumes that the shares of common stock underlying the Series A and Series B preferred stock are not outstanding.

(3)

The share amount listed in this column assume that the selling stockholders will receive shares of Motient common stock upon the closing of the exchange of their TerreStar Networks Inc. and TerreStar Networks Bermuda Ltd. common stock for shares of Motient Corporation common stock. All selling stockholders and Motient Corporation are contractually committed to complete such exchange.

(4)

Because Rajendra Singh is the controlling interest holder of TSTR Investors, LLC, he may be deemed to be the beneficial owner of shares beneficially owner by TSTR Investors, LLC. Mr. Singh disclaims such beneficial ownership.

(5)

The general partner of Columbia Capital Equity Partners III (QP), L.P. and Columbia Capital Equity Partners III (AI), L.P. is Columbia Capital Equity Partners III, L.P. (“Columbia III”). The general partner of Columbia Capital Equity Partners III (Cayman), L.P. is Columbia Capital Equity Partners (Cayman) III, Ltd. Columbia III is the sole stockholder of Columbia Capital Equity Partners (Cayman) III, Ltd. Columbia III is also the managing member of Columbia Capital Investors III, LLC and Columbia Capital Employee Investors III, LLC. The general partner of Columbia III is Columbia Capital III, LLC. James B. Fleming, Jr., Harry F. Hopper III and R. Philip Herget, III control Columbia Capital III, LLC. As a result, Messrs. Fleming, Hopper and Herget exercise voting and investment control over all of the shares offered by Columbia Capital Equity Partners III (QP), L.P., Columbia Capital Equity Partners III (AI), L.P., Columbia Capital Equity Partners III (Cayman), L.P., Columbia Capital Investors III, LLC and Columbia Capital Employee Investors III, LLC, and may be deemed to have beneficial ownership over those shares. Messrs. Fleming, Hopper and Herget disclaim beneficial ownership of all of these shares, to the extent allowable by law.

(6)	Includes 32,842 shares of common stock underlying a vested warrant.
(7)	Includes 1,815 shares of common stock underlying a vested warrant.
(8)	Includes 18,035 shares of common stock underlying a vested warrant.
(9)	Includes 8,104 shares of common stock underlying ag vested warrant.
(10)	Includes 114 shares of common stock underlying a vested warrant.
(11)	Includes 40,013 shares of common stock underlying a vested warrant.
(12)	Includes 477 shares of common stock underlying a vested warrant.
(13)	Includes 237 shares of common stock underlying a vested warrant.
(14)	Paul Tudor Jones II is the indirect controlling equity holder of Tudor Proprietary Trading, L.L.C. and,

as a result, may be deemed to be the beneficial owner of shares beneficially owned by Tudor Proprietary Trading, L.L.C. Mr. Jones disclaims such beneficial ownership.
(15)	Includes 14,898 shares of common stock issuable upon exercise of a warrant.
(16)

Tudor Investment Corporation is the investment advisor of The Tudor BVI Global Portfolio Ltd. Because Paul Tudor Jones II is the controlling shareholder of Tudor Investment Corporation, he may be deemed to be the beneficial owner of shares beneficially owned by The Tudor BVI Global Portfolio Ltd. Mr. Jones disclaims such beneficial ownership.

(17)	Includes 27,898 shares of common stock issuable upon exercise of a warrant.
(18)

Tudor Investment Corporation is the general partner and investment advisor of The Altar Rock Fund L.P. Because Paul Tudor Jones II is the controlling shareholder of Tudor Investment Corporation, he may be deemed to be the beneficial owner of shares beneficially owned by The Altar Rock Fund L.P. Mr. Jones disclaims such beneficial ownership.

(19)	Includes 1,294 shares of common stock issuable upon exercise of a warrant.
(20)

Tudor Investment Corporation is the investment advisor of The Raptor Global Portfolio Ltd. Because Paul Tudor Jones II is the controlling shareholder of Tudor Investment Corporation, he may be deemed to be the beneficial owner of shares beneficially owned by The Raptor Global Portfolio Ltd. Mr. Jones disclaims such beneficial ownership.

(21)	Includes 130,943 shares of common stock issuable upon exercise of a warrant.

PLAN OF DISTRIBUTION

Motient has registered the shares offered by this prospectus on behalf of the selling stockholders, and will not receive any proceeds from the sale of the shares by the selling stockholders, although we will receive proceeds from the exercise of some of our various outstanding warrants to the extent they are exercised by the selling stockholders. These shares may be sold or distributed from time to time by the selling stockholders and any of their respective transferees, assignees, donees, distributees, pledgees or other successors in interest, all of whom we collectively refer to in this prospectus as “selling stockholders.” The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices or in competitively bid transactions, which may be changed. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents.

The selling stockholders may offer their shares at various times in one or more of the following transactions:

•	in ordinary brokers’ transactions and transactions in which the broker solicits purchasers;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	in transactions involving cross or block trades;

•	in transactions “at the market” to or through market makers in the common stock or into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

•	in privately negotiated transactions;

•	in transactions to cover short sales;

•	in underwritten transactions; or

•	in a combination of any of the foregoing transactions.

The selling stockholders also may sell all or a portion of their shares in open market transactions in accordance with Rule 144 under the Securities Act provided that they meet the criteria and conform to the requirements of that rule.

From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time by this prospectus. The selling stockholders also may transfer and donate shares in other circumstances. The number of shares beneficially owned by selling stockholders will decrease as and when the selling stockholders transfer or donate their shares or default in performing obligations secured by their shares. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be selling stockholders for purposes of this prospectus.

A selling stockholder may sell short the common stock. The selling stockholder may deliver this prospectus in connection with such short sales and use the shares offered by this prospectus to cover such short sales.

A selling stockholder may enter into hedging transactions with broker-dealers. The broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder, including positions assumed in connection with distributions of the shares by such broker-dealers.

A selling stockholder also may enter into option or other transactions with broker-dealers that involve the delivery of shares to the broker-dealers, who may then resell or otherwise transfer such shares. In addition, a selling stockholder may loan or pledge shares to a broker-dealer, which may sell the loaned shares or, upon a default by the selling stockholder of the secured obligation, may sell or otherwise transfer the pledged shares.

The selling stockholders may use brokers, dealers, underwriters or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares of whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholders can presently estimate the amount of such compensation.

Motient has advised the selling stockholders that during such time as they may be engaged in a distribution of the shares, they are required to comply with Regulation M under the Securities Exchange Act. With some exceptions, Regulation M prohibits any selling stockholder, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

Under Motient’s registration rights agreement with certain of the selling stockholders, Motient is required to bear the expenses relating to this offering, excluding any underwriting discounts and fees, brokerage and sales commissions, and stock transfer taxes relating to the sale or disposition of the shares.

Motient has agreed to indemnify certain of the selling stockholders and their respective controlling persons against some liabilities, including some liabilities under the Securities Act.

It is possible that a significant number of shares could be sold at the same time. Such sales, or the perception that such sales could occur, may adversely affect prevailing market prices for the common stock.

This offering by any selling stockholder will terminate on the date on which the selling stockholder has sold all of such selling stockholder’s shares.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The consolidated financial statements and schedules of Motient Corporation and subsidiaries as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, included in this prospectus, have been audited by Ehrenkrantz Sterling & Co., LLC, with respect to 2002 and Friedman LLP, successor-in-interest to Ehrenkrantz Sterling & Co., LLC, with respect to 2003 and 2004, an independent registered public accounting firm, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The financial statements and schedules referred to above have been included in this prospectus in reliance upon the authority of those firms as experts in giving said reports.

The consolidated financial statements and schedules of TerreStar Networks Inc. December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, included in this prospectus, have been audited by Friedman LLP, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The financial statements and schedules referred to above have been included in this prospectus in reliance upon the authority of those firms as experts in giving said reports.

The consolidated financial statements of Mobile Satellite Ventures LP appearing in Motient Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference.

Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” information filed with the SEC. This means that we can disclose important information to you, without actually including the specific information in this prospectus, by referring you to those documents. The following documents which we have previously filed with the SEC pursuant to the Exchange Act are incorporated into this prospectus by reference; provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

•	our Annual Report on Form 10-K for the year ended December 31, 2005 (filed March 30, 2006), as amended by our Annual Report on Form 10-K/A (filed April 28, 2006);
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (filed May 15, 2006); and
•

our Current Reports on Form 8-K and Form 8-K/A filed with the SEC on May 11, 2006 as amended July 14, 2006, May 25, 2006, June 1, 2006, June 2, 2006, June 22, 2006 as amended July 14, 2006, June 26, 2006 and July 12, 2006.

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before all of the common stock offered by this prospectus is sold are incorporated by reference in this prospectus from the date of filing of the documents. Information that we file with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC to register the shares as required by the federal securities laws. This prospectus, which constitutes a part of that registration statement on Form S-3, omits certain information concerning us and our common stock contained in the registration statement. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement. Accordingly, you should reference the registration statement and its exhibits for further information with respect to us and the shares offered under this prospectus.

We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. Our Exchange Act file number for our SEC filings is 0-23044. You may read and copy any document we file with the SEC at the following SEC public reference room:

Public Reference Room

100 F St. N.E.

Washington, D.C. 20549

You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including Motient, who file electronically with the SEC. The address of that site is http://www.sec.gov.

You should rely only on the information or representations provided in this prospectus and the registration statement. We have not authorized anyone to provide you with different information. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The expenses to be paid in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

SEC Registration Fee	$5,488
Printing and engraving expenses	1,000
Accounting fees and expenses	20,000
Legal fees and expenses	1,000
Miscellaneous	2,000
Total	$29,488

Item 15. Indemnification of Directors and Officers

Motient Corporation is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Section 145 further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our restated certificate of incorporation and restated bylaws provide for the indemnification of officers and directors to the fullest extent permitted by the Delaware Code.

All of our directors and officers are covered by insurance policies against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933.

Item 16. Exhibits

Exhibit No.	Exhibit
3.1	-	Restated Certificate of Incorporation of the Company (as restated effective May 1, 2002) (incorporated by reference to Exhibit 3.1 of the Company’s Amendment No. 2 to Registration Statement on Form 8-A, filed May 1, 2002).
3.2	-	Amended and Restated Bylaws of the Company (as amended and restated effective May 1, 2002) (incorporated by reference to Exhibit 3.1 of the Company’s Amendment No. 2 to Registration Statement on Form 8-A, filed May 1, 2002).
3.3	-	Certificate of Designations of the Series A Cumulative Convertible Preferred Stock, as corrected by the Certificate of Correction Filed to Correct a Certain Error in the Certificate of Designations of the Series A Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K/A dated April 15, 2005)
3.4	-	Certificate of Designations of the Series B Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated April 15, 2005)
3.5	-	Amendment to Restated Certificate of Incorporation (incorporated by reference to Motient’s Registration Statement on Form S-1 filed on June 24, 2005).
3.6**	-	Amendment to Restated Certificate of Incorporation.
4.1	-	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company’s Amendment No. 2 to Registration Statement on Form 8-A, filed May 1, 2002).
5.1**	-	Opinion of Andrews Kurth LLP.
10.42*	-	Employment Agreement, dated November 21, 2005, by and between Motient Corporation and Christopher Downie (incorporated by reference to the Company’s Annual Report on Form 10-K, exhibit 10.42)
10.43*	-	Amended and Restated Employment Agreement, dated March 8, 2006, by and between Motient Corporation and Christopher Downie (incorporated by reference to the Company’s Annual Report on Form 10-K, exhibit 10.43)
10.44*	-	Employment Agreement, dated November 21, 2005, by and between Motient Corporation and Myrna Newman (incorporated by reference to the Company’s Annual Report on Form 10-K, exhibit 10.44)
10.45*	-	Amended and Restated Employment Agreement, dated March 8, 2006, by and between Motient Corporation and Myrna Newman (incorporated by reference to the Company’s Annual Report on Form 10-K, exhibit 10.45)
10.46*	-	Employment Agreement, dated November 21, 2005, by and between Motient Corporation and Robert Macklin (incorporated by reference to the Company’s Annual Report on Form 10-K, exhibit 10.46)
10.47*	-	Amended and Restated Employment Agreement, dated March 8, 2006, by and between Motient Corporation and Robert Macklin (incorporated by reference to the Company’s Annual Report on Form 10-K, exhibit 10.47)
10.48	-	Exchange Agreement dated May 6, 2006 by and among Registrant, Motient Ventures Holding Inc. and SkyTerra Communications, Inc. (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K initially filed on May 11, 2006).
10.49	-	Form of Exchange Agreement dated May 6. 2006 by and among Registrant, MVH Holdings, Inc., SkyTerra Communications, Inc., and certain corporations affiliated with Registrant, Columbia Capital and Spectrum Equity Investors (incorporated by reference to Exhibit 99.2 of the current report on Form 8-K initially filed on May 11, 2006).
10.50	-	Registration Rights Agreement dated May 6, 2006 by and among Registrant, SkyTerra Communications, Inc., each of the Blocker Corporations and each of the stockholders of the Blocker Corporation (incorporated by reference to Exhibit 99.3 of the current report on Form 8-K initially filed on May 11, 2006).

10.51	-	Form of Exchange Agreement dated May 6. 2006 by and among Registrant and certain funds affiliated with Columbia Capital and Spectrum Equity Investors (incorporated by reference to Exhibit 99.4 of the current report on Form 8-K initially filed on May 11, 2006).
10.52	-	Registration Rights Agreement dated May 6. 2006 by and among Registrant and certain funds affiliated with Columbia Capital and Spectrum Equity Investors (incorporated by reference to Exhibit 99.5 of the current report on Form 8-K initially filed on May 11, 2006).
10.53	-	Amendment No. 2 to TerreStar Networks, Inc. Stockholders’ Agreement (incorporated by reference to Exhibit 99.6 of the current report on Form 8-K initially filed on May 11, 2006).
10.54	-	TerreStar Networks Inc. Amended and Restated Stockholders’ Agreement (incorporated by reference to Exhibit 99.7 of the current report on Form 8-K initially filed on May 11, 2006).
10.55	-	Amendment No. 1 to Amended and Restated Stockholders’ Agreement of Mobile Satellite Ventures GP Inc. (incorporated by reference to Exhibit 99.8 of the current report on Form 8-K initially filed on May 11, 2006).
10.56	-	Asset Purchase Agreement dated June 19, 2006 by and among Motient Communications Inc., Motient Holdings Inc., Motient Services Inc., and Motient License Inc., Geologic Solutions, Inc and Logo Acquisition Corporation (incorporated by reference to Exhibit 10.56 of the registration statement on Form S-3 filed on July 25, 2006 (File No. 333-136046).
10.57**	-	Form of Exchange Agreement by and among Registrant and tag-along participants to the Exchange Agreement dated May 6. 2006 by and among Registrant and certain funds affiliated with Columbia Capital and Spectrum Equity Investors.
23.1**	-	Consent of Friedman LLP, Independent Registered Public Accounting Firm.
23.2**	-	Consent of Friedman LLP, Independent Registered Public Accounting Firm.
23.3**	-	Consent of Ernst & Young LLP, Independent Auditors.
23.1**	-	Consent of Andrews Kurth LLP (included in Exhibit 5.1).
24.1**	-	Power of Attorney (included in signature page).

* Employment agreement.
**   Filed herewith.

Item 17. Undertakings

A.	The undersigned registrants hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs A(1)(i) A(1)(ii) and A(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of this registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:
(A)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of this registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such effective date.

(C)

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, each undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of an undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned registrant or used or referred to by an undersigned registrant;
(iii)

The portion of any other free writing prospectus relating to the offering containing material information about an undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by an undersigned registrant to the purchaser.

B.     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of any registrant, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by any registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

D.	The undersigned registrant hereby undertakes that:
(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lincolnshire, State of Illinois, on the 7th day of August, 2006.

MOTIENT CORPORATION

By:/s/ Christopher Downie
Christopher Downie, Executive Vice President,
Chief Operating Officer and Treasurer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints, Christopher Downie and Myrna Newman, and each or any of them, his or her true and lawful attorney-in-fact and agent, each with the power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this report has been signed below by the following persons on behalf of the registrant in the capacities set forth below on 7th day of August 2006.

Name	Title

/s/ Christopher Downie	Executive Vice President, Chief Operating Officer
Christopher Downie	and Treasurer (Principal Executive Officer)

/s/ Myrna J. Newman	Controller and Chief Accounting Officer
Myrna J. Newman	(Principal Financial Officer)

/s/ David Andonian	Director
David Andonian

/s/ Robert Brumley	Director
Robert Brumley

/s/ David Grain	Director
David Grain

/s/ Jacques Leduc	Director
Jacques Leduc

/s/ David Meltzer	Director
David Meltzer

/s/ Raymond L. Steele	Director
Raymond L. Steele

LIST OF EXHIBITS

3.1	-	Restated Certificate of Incorporation of the Company (as restated effective May 1, 2002) (incorporated by reference to Exhibit 3.1 of the Company’s Amendment No. 2 to Registration Statement on Form 8-A, filed May 1, 2002).
3.2	-	Amended and Restated Bylaws of the Company (as amended and restated effective May 1, 2002) (incorporated by reference to Exhibit 3.1 of the Company’s Amendment No. 2 to Registration Statement on Form 8-A, filed May 1, 2002).
3.3	-	Certificate of Designations of the Series A Cumulative Convertible Preferred Stock, as corrected by the Certificate of Correction Filed to Correct a Certain Error in the Certificate of Designations of the Series A Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K/A dated April 15, 2005)
3.4	-	Certificate of Designations of the Series B Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated April 15, 2005)
3.5	-	Amendment to Restated Certificate of Incorporation (incorporated by reference to Motient’s Registration Statement on Form S-1 filed on June 24, 2005).
3.6**	-	Amendment to Restated Certificate of Incorporation.
4.1	-	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company’s Amendment No. 2 to Registration Statement on Form 8-A, filed May 1, 2002).
5.1**	-	Opinion of Andrews Kurth LLP.
10.42*	-	Employment Agreement, dated November 21, 2005, by and between Motient Corporation and Christopher Downie (incorporated by reference to the Company’s Annual Report on Form 10-K, exhibit 10.42)
10.43*	-	Amended and Restated Employment Agreement, dated March 8, 2006, by and between Motient Corporation and Christopher Downie (incorporated by reference to the Company’s Annual Report on Form 10-K, exhibit 10.43)
10.44*	-	Employment Agreement, dated November 21, 2005, by and between Motient Corporation and Myrna Newman (incorporated by reference to the Company’s Annual Report on Form 10-K, exhibit 10.44)
10.45*	-	Amended and Restated Employment Agreement, dated March 8, 2006, by and between Motient Corporation and Myrna Newman (incorporated by reference to the Company’s Annual Report on Form 10-K, exhibit 10.45)
10.46*	-	Employment Agreement, dated November 21, 2005, by and between Motient Corporation and Robert Macklin (incorporated by reference to the Company’s Annual Report on Form 10-K, exhibit 10.46)
10.47*	-	Amended and Restated Employment Agreement, dated March 8, 2006, by and between Motient Corporation and Robert Macklin (incorporated by reference to the Company’s Annual Report on Form 10-K, exhibit 10.47)
10.48	-	Exchange Agreement dated May 6, 2006 by and among Registrant, Motient Ventures Holding Inc. and SkyTerra Communications, Inc. (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K initially filed on May 11, 2006).
10.49	-	Form of Exchange Agreement dated May 6. 2006 by and among Registrant, MVH Holdings, Inc., SkyTerra Communications, Inc., and certain corporations affiliated with Registrant, Columbia Capital and Spectrum Equity Investors (incorporated by reference to Exhibit 99.2 of the current report on Form 8-K initially filed on May 11, 2006).
10.50	-	Registration Rights Agreement dated May 6, 2006 by and among Registrant, SkyTerra Communications, Inc., each of the Blocker Corporations and each of the stockholders of the Blocker Corporation (incorporated by reference to Exhibit 99.3 of the current report on Form 8-K initially filed on May 11, 2006).
10.51	-	Form of Exchange Agreement dated May 6. 2006 by and among Registrant and certain funds affiliated with Columbia Capital and Spectrum Equity Investors (incorporated by reference to Exhibit 99.4 of the current report on Form 8-K initially filed on May 11, 2006).
10.52	-	Registration Rights Agreement dated May 6. 2006 by and among Registrant and certain funds affiliated with Columbia Capital and Spectrum Equity Investors (incorporated by reference to Exhibit 99.5 of the current report on Form 8-K initially filed on May 11, 2006).
10.53	-	Amendment No. 2 to TerreStar Networks, Inc. Stockholders’ Agreement (incorporated by reference to Exhibit 99.6 of the current report on Form 8-K initially filed on May 11, 2006).

10.54	-	TerreStar Networks Inc. Amended and Restated Stockholders’ Agreement (incorporated by reference to Exhibit 99.7 of the current report on Form 8-K initially filed on May 11, 2006).
10.55	-	Amendment No. 1 to Amended and Restated Stockholders’ Agreement of Mobile Satellite Ventures GP Inc. (incorporated by reference to Exhibit 99.8 of the current report on Form 8-K initially filed on May 11, 2006).
10.56	-	Asset Purchase Agreement dated June 19, 2006 by and among Motient Communications Inc., Motient Holdings Inc., Motient Services Inc., and Motient License Inc., Geologic Solutions, Inc and Logo Acquisition Corporation (incorporated by reference to Exhibit 10.56 of the registration statement on Form S-3 filed on July 25, 2006 (File No. 333-136046).
10.57**	-	Form of Exchange Agreement by and among Registrant and tag-along participants to the Exchange Agreement dated May 6. 2006 by and among Registrant and certain funds affiliated with Columbia Capital and Spectrum Equity Investors.
23.1**	-	Consent of Friedman LLP, Independent Registered Public Accounting Firm.
23.2**	-	Consent of Friedman LLP, Independent Registered Public Accounting Firm.
23.3**	-	Consent of Ernst & Young LLP, Independent Auditors.
23.1**	-	Consent of Andrews Kurth LLP (included in Exhibit 5.1).
24.1**	-	Power of Attorney (included in signature page).

* Employment agreement.

** Filed herewith.